                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5) *


                      Penn Virginia Resource Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Common units, representing limited partner interests
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                         (Title of Class of Securities)

                                    707884102
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                                 (CUSIP Number)

                               Jeffery L. Klinger
                           Peabody Energy Corporation
                          701 Market Street, Suite 760
                           St. Louis, Missouri 63101
                                 (314) 342-3400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 16, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Peabody Natural Resources Company
                  51-0332232
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         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
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         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  OO
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

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                  (7)      Sole Voting Power                      0


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 0
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  0

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                   0%

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   PN

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Gold Fields Mining, LLC
                  36-2079582
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  N/A
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization



                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      0


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 0
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  0

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                   0%

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   OO

                                 SCHEDULE 13D/A


CUSIP No. 707884102
--------------------------------------------------------------------------------
         (1)      Name of Reporting Person.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Peabody Energy Corporation
                  13-4004153
--------------------------------------------------------------------------------
         (2)      Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
         (3)      SEC Use Only

--------------------------------------------------------------------------------
         (4)      Source of Funds (See instructions)

                  N/A
--------------------------------------------------------------------------------
         (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
         (6)      Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------
                  (7)      Sole Voting Power                      0


Number of                  -----------------------------------------------------
Units Bene-       (8)      Shared Voting Power                    0
 ficially
 Owned by
Each Report-               -----------------------------------------------------
 ing Person       (9)      Sole Dispositive Power                 0
   With

                           -----------------------------------------------------
                  (10)     Shared Dispositive Power               0


--------------------------------------------------------------------------------
         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  0

--------------------------------------------------------------------------------
         (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                  Units (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
         (13)     Percent of Class Represented by Amount in Row (11)

                                                                   0%

--------------------------------------------------------------------------------
         (14)     Type of Reporting Person (See Instructions)   HC/CO

                         Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D (this "Amendment") is filed by the Reporting Persons as an amendment to the initial statement on Schedule 13D as filed with the SEC on December 8, 2003 (the "Original Schedule 13D"). The Original Schedule 13D as amended through this Amendment is referred to herein as the "Schedule 13D." Capitalized terms used but not defined in this Amendment have the meanings set forth in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) As of March 16, 2005, none of PNRC, Gold Fields or Parent beneficially owns any Common Units.

(b) Not applicable

(c) PNRC completed the sale of 838,158 Common Units on March 16, 2005 with net proceeds to PNRC of $50.01 per unit in an underwritten transaction. The sale was made under an underwriting agreement (a copy of which is filed with this Amendment as Exhibit 7 and that agreement is incorporated into this Amendment by reference). On February 11, 2005, 1,307 Common Units were released to PNRC from an escrow established in connection with PNRC's original acquisition of Common Units in December 2002. The Common Units released from escrow were sold by PNRC in the March 16, 2005 underwritten transaction. Except for the sale of Common Units in the underwritten transaction and the release of Common Units from escrow, no transactions in Common Units were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix A to the Schedule 13D since the filing of Amendment No. 4 to the Original Schedule 13D.

(d) Not applicable

(e) On March 16, 2005, PNRC, Gold Fields and Parent each ceased to be the beneficial owner of more than five percent of the outstanding Common Units.

ITEM 7. ITEMS TO BE FILED AS EXHIBITS

Exhibit           Description

   7 Underwriting Agreement dated March 10, 2005 among Penn Virginia Resource GP, LLC, Penn Virginia Resource Partners, L.P., Penn Virginia Operating Co., LLC, Peabody Natural Resources Company, Peabody Energy Corporation, Lehman Brothers Inc. and RBC Capital Markets Corporation (incorporated by reference to Exhibit 1.1 of Issuer's Current Report on Form 8-K filed on March 14, 2005).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2005

                                           PEABODY NATURAL RESOURCES COMPANY


                                           /s/ Roger B. Walcott, Jr.
                                           -------------------------------------
                                           Roger B. Walcott, Jr.
                                           President


                                           PEABODY ENERGY CORPORATION


                                           /s/ Roger B. Walcott, Jr.
                                           -------------------------------------
                                           Roger B. Walcott, Jr.
                                           Executive Vice President


                                           GOLD FIELDS MINING, LLC


                                           /s/ Roger B. Walcott, Jr.
                                           -------------------------------------
                                           Roger B. Walcott, Jr.
                                           President